Exhibit 99.1

Valens Semiconductor to Showcase Meeting Room Videoconferencing Solutions that Enable More Productive Hybrid Workplaces at Infocomm International 2023

HOD HASHARON, Israel, June 1, 2023 - Valens Semiconductor (NYSE: VLN), a premier provider of high-performance connectivity solutions for the audio-video and automotive markets, today announced that it will be demonstrating at Infocomm International 2023 its videoconferencing solutions that will enable the evolution of meeting spaces, boosting more inclusive and collaborative videoconferencing set ups as per the reality of today’s flexible workplaces. 80 audio-video manufacturers will be exhibiting products embedding Valens Semiconductor chipsets, including over a dozen product launches.

“Today, there are tens of millions of meeting rooms that still need high-speed audio-video equipment to support the hybrid working world and drive productivity within organizations. As a result, multi-camera video conferencing applications is one of the fastest growth areas for audio-video equipment, and Valens Semiconductor is well-positioned to benefit from this growing need in the videoconferencing market,” said Gabi Shriki, SVP, Head of Audio-Video at Valens Semiconductor. “We are excited to once again present technological advancements and new disruptive solutions that provide our customers the reliable and solid connectivity foundation to develop innovative products. The new solutions and products being launched at Infocomm International 2023 by our customers demonstrate their vote of confidence in our offerings.

“Our commitment to the market is further demonstrated by our upcoming professional grade USB3.2 extension chipset, the VS6320, that is expected to solve the pressing need for extending the many remote USB3.2 peripherals, required in videoconferencing, industrial and medical applications,” concluded Gabi Shriki.

Valens Semiconductor provides high-performance, cost-effective, flexible connectivity solutions that address the most pressing connectivity challenges the videoconferencing industry is facing – the need to implement systems that support multiple video cameras and video streams in meeting rooms ranging from huddle rooms to small and large conference rooms, and to connect various videoconferencing setups and devices, such as dedicated room PCs or a BYOD (bring-your-own-device), regardless of the participants’ locations, in-person or remote.

To be showcased by Valens Semiconductor at Infocomm International 2023:

The VS3000 allows leading UC&C (Unified Communications & Collaboration) equipment manufacturers to design their next generation conferencing solutions, providing them the possibility to support and adjust to any meeting setting. This fully integrated chip and its Dual HDBaseT Digital Interface (DHDI) Chip-to-Chip interconnect enable seamless routing and switching of multiple video and USB streams and professional grade high-performance Type-C extension, including multi-stream video over a single category cable.

Valens Semiconductor will demonstrate the future of multi-camera video solutions with the VA7000, revealed at ISE 2023 and named best-of-show “Meeting Equity Demo” by rAVe pubs. At Infocomm 2023, it will be showcased as a complete reference design, enabling customers faster time-to-market. The VA7000 chipset family extends uncompressed native Camera Serial Interface (CSI-2), transforming videoconferencing system design, simplifying installations, and lowering total system cost.

Join Valens Semiconductor at Infocomm International 2023 (Orange County Convention Center at Orlando, Florida) at the HDBaseT Alliance Booth #3043 to learn more about the company’s latest innovations for audio-video connectivity. To schedule a meeting, contact us through our website.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling high-performance connectivity for the Audio-Video and Automotive industries. Valens' HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens' chipsets integrated into thousands of products in a wide range of applications. Valens' Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 1, 2023 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Valens Semiconductor Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Semiconductor Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor